CORRESPONDENCE

                            Cambridge Holdings, Ltd.
                          106 S. University Blvd., #14
                                Denver, CO 80209
June 16, 2005


Ms. Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Re:      Cambridge Holdings, Ltd., File No. 000-12962 (Additional Comments)

Dear Ms. Crittendon:

     The following is in supplement to your comment letter dated May 17, 2005 in the referenced matter. Attached are marked copies of the filings that have been amended as a result of the Staff's inquiries. For ease of reference, each amended filing has been keyed to the applicable comment in your letter.

                          Form 10-KSB FYE June 30, 2004
                          -----------------------------

1. The Form 10-KSB for the year ended June 30, 2004 has been amended to revise Item 6. Management's Discussion and Analysis to include critical accounting polices and include within those critical accounting policies additional disclosures regarding uncertainties in application of accounting policies, the variability that can reasonably occur from such applications over time, the basis for and impact on financial condition and operating performance and such other information as applicable under SEC Release 33-8350. This is in response to comment #1 in the May 17, 2005 letter from the Staff.


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                 Form 10-QSB for the period ended March 31, 2005
                 -----------------------------------------------

1. The Form 10-QSB for the quarterly period ended March 31, 2005 has been amended to revise the following items:

     a. Item 1. Financial Statements introductory head-note has been expanded to include a discussion of the Company's recent events regarding its status as a reporting company under the Investment Company Act of 1940 and also to disclose the Company's recently adopted plan to liquidate its assets. This is in response to comment #5 in the May 17, 2005 letter from the Staff.

     b. Item 1. Financial Statements - Note 2 has been revised to include a discussion of the Company's reasons for management's decision to liquidate the investment in AspenBio. This is in response to comment #4 in the May 17, 2005 letter from the Staff.

     c. Item 1. Financial Statements - a new Note 4 has been added to include a discussion of the Company's recent events regarding its status as a reporting company under the Investment Company Act of 1940 and also to disclose the Company's recently adopted plan to liquidate its assets. This is in response to comment #5 in the May 17, 2005 letter from the Staff.

     d. Item 2. Management's Discussion and Analysis has been expanded to include a discussion of the Company's recent events regarding its status as a reporting company under the Investment Company Act of 1940 and also to disclose the Company's recently adopted plan to liquidate its assets. This is in response to comment #5 in the May 17, 2005 letter from the Staff.



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     If you have any questions or require any additional information, please do not hesitate to contact Steven B. Boehm at (202) 383-0176, or me at (303) 475-3786.



                                             Sincerely,


                                             /s/ Jeffrey G. McGonegal
                                             ------------------------
                                             Jeffrey G. McGonegal
                                             Chief Financial Officer






cc:      Mr. Gregory Pusey
         Steven B. Boehm, Esq./ Sutherland Asbill & Brennan, LLP
         Adam Agron, Esq./Brownstein Hyatt & Farber, P.C.